------------------------------
                                                           OMB APPROVAL
                                                  ------------------------------
                                                  OMB Number: 3235-0145
                                                  Expires:  November 30, 1999
                                                  Estimated average burden
                                                  hours per response . . . 14.90
                                                  ------------------------------





                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 2)1

                               Gardenburger, Inc.
--------------------------------------------------------------------------------

                                (Name of Issuer)

                           Common Stock, no par value
--------------------------------------------------------------------------------

                         (Title of Class of Securities)

                                    365476100
--------------------------------------------------------------------------------

                                 (CUSIP Number)

                                 Mark C. Wehrly
                       Farallon Capital Management, L.L.C.
                         One Maritime Plaza, Suite 1325
                         San Francisco, California 94111
                                 (415) 421-2132
--------------------------------------------------------------------------------

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 10, 2002
--------------------------------------------------------------------------------

             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

          Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               Page 1 of 46 Pages
                         Exhibit Index Found on Page 45

--------
     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                       13D
===================
CUSIP No. 365476100
===================

-------------===================================================================
     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             Farallon Capital Partners, L.P.
-------------===================================================================
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [   ]
                                                                     (b) [ X ]**

               **   The reporting  persons  making this filing hold an aggregate of 1,425,387 Shares, which is 13.7% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
-------------===================================================================
     3       SEC USE ONLY

-------------===================================================================
     4       SOURCE OF FUNDS*

             OO
-------------===================================================================
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) OR 2(e)
                                                                       [    ]
-------------===================================================================
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             California
------------------------------------============================================
       NUMBER OF            7       SOLE VOTING POWER

        SHARES                      -0-
                         -----------============================================
     BENEFICIALLY           8       SHARED VOTING POWER

       OWNED BY                     398,072[See Preliminary Note]
                         -----------============================================
         EACH               9       SOLE DISPOSITIVE POWER

       REPORTING                    -0-
                         -----------============================================
      PERSON WITH           10      SHARED DISPOSITIVE POWER

                                    398,072[See Preliminary Note]
------------------------------------============================================
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             398,072[See Preliminary Note]
-------------===================================================================
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*
                                                                         [   ]

-------------===================================================================
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             4.2% [See Preliminary Note]
-------------===================================================================
     14      TYPE OF REPORTING PERSON*

             PN
-------------===================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 2 of 46 Pages

                                       13D
===================
CUSIP No. 365476100
===================

-------------===================================================================
     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             Farallon Capital Institutional Partners, L.P.
-------------===================================================================
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [   ]
                                                                     (b) [ X ]**

               **   The reporting  persons  making this filing hold an aggregate of 1,425,387 Shares, which is 13.7% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
-------------===================================================================
     3       SEC USE ONLY

-------------===================================================================
     4       SOURCE OF FUNDS*
             OO
-------------===================================================================
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) OR 2(e)
                                                                       [    ]
-------------===================================================================
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             California
------------------------------------============================================
       NUMBER OF            7       SOLE VOTING POWER

        SHARES                      -0-
                         -----------============================================
     BENEFICIALLY           8       SHARED VOTING POWER

       OWNED BY                     429,306[See Preliminary Note]
                         -----------============================================
         EACH               9       SOLE DISPOSITIVE POWER

       REPORTING                    -0-
                         -----------============================================
      PERSON WITH           10      SHARED DISPOSITIVE POWER

                                    429,306[See Preliminary Note]
------------------------------------============================================
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             429,306[See Preliminary Note]
-------------===================================================================
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*
                                                                         [   ]
-------------===================================================================
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             4.6% [See Preliminary Note]
-------------===================================================================
     14      TYPE OF REPORTING PERSON*

             PN
-------------===================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 3 of 46 Pages

                                       13D
===================
CUSIP No. 365476100
===================

-------------===================================================================
     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             Farallon Capital Institutional Partners II, L.P.
-------------===================================================================
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [   ]
                                                                     (b) [ X ]**

               **   The reporting  persons  making this filing hold an aggregate of 1,425,387 Shares, which is 13.7% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
-------------===================================================================
     3       SEC USE ONLY

-------------===================================================================
     4       SOURCE OF FUNDS*
             OO
-------------===================================================================
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) OR 2(e)
                                                                         [   ]
-------------===================================================================
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             California
------------------------------------============================================
       NUMBER OF            7       SOLE VOTING POWER

        SHARES                      -0-
                         -----------============================================
     BENEFICIALLY           8       SHARED VOTING POWER

       OWNED BY                     71,984[See Preliminary Note]
                         -----------============================================
         EACH               9       SOLE DISPOSITIVE POWER

       REPORTING                    -0-
                         -----------============================================
      PERSON WITH           10      SHARED DISPOSITIVE POWER

                                    71,984[See Preliminary Note]
------------------------------------============================================
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             71,984[See Preliminary Note]
-------------===================================================================
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*
                                                                         [   ]
-------------===================================================================
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             0.8% [See Preliminary Note]
-------------===================================================================
     14      TYPE OF REPORTING PERSON*

             PN
-------------===================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 4 of 46 Pages

                                       13D
===================
CUSIP No. 365476100
===================

-------------===================================================================
     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             Farallon Capital Institutional Partners III, L.P.
-------------===================================================================
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [   ]
                                                                     (b) [ X ]**

               **   The reporting  persons  making this filing hold an aggregate of 1,425,387 Shares, which is 13.7% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
-------------===================================================================
     3       SEC USE ONLY

-------------===================================================================
     4       SOURCE OF FUNDS*
             OO
-------------===================================================================
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) OR 2(e)
                                                                         [   ]
-------------===================================================================
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
------------------------------------============================================
       NUMBER OF            7       SOLE VOTING POWER

        SHARES                      -0-
                         -----------============================================
     BENEFICIALLY           8       SHARED VOTING POWER

       OWNED BY                     85,301[See Preliminary Note]
                         -----------============================================
         EACH               9       SOLE DISPOSITIVE POWER

       REPORTING                    -0-
                         -----------============================================
      PERSON WITH           10      SHARED DISPOSITIVE POWER

                                    85,301[See Preliminary Note]
------------------------------------============================================
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             85,301[See Preliminary Note]
-------------===================================================================
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*
                                                                         [   ]

-------------===================================================================
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             0.9% [See Preliminary Note]
-------------===================================================================
     14      TYPE OF REPORTING PERSON*

             PN
-------------===================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 5 of 46 Pages

                                       13D
===================
CUSIP No. 365476100
===================

-------------===================================================================
     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             Tinicum Partners, L.P.
-------------===================================================================
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [   ]
                                                                     (b) [ X ]**

               **   The reporting  persons  making this filing hold an aggregate of 1,425,387 Shares, which is 13.7% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
-------------===================================================================
     3       SEC USE ONLY

-------------===================================================================
     4       SOURCE OF FUNDS*
             OO
-------------===================================================================
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) OR 2(e)
                                                                         [   ]
-------------===================================================================
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             New York
------------------------------------============================================
       NUMBER OF            7       SOLE VOTING POWER

        SHARES                      -0-
                         -----------============================================
     BENEFICIALLY           8       SHARED VOTING POWER

       OWNED BY                     28,434[See Preliminary Note]
                         -----------============================================
         EACH               9       SOLE DISPOSITIVE POWER

       REPORTING                    -0-
                         -----------============================================
      PERSON WITH           10      SHARED DISPOSITIVE POWER

                                    28,434[See Preliminary Note]
------------------------------------============================================
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             28,434[See Preliminary Note]
-------------===================================================================
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*
                                                                         [   ]

-------------===================================================================
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             0.3% [See Preliminary Note]
-------------===================================================================
     14      TYPE OF REPORTING PERSON*

             PN
-------------===================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 6 of 46 Pages

                                       13D
===================
CUSIP No. 365476100
===================

-------------===================================================================
     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             Farallon Capital (CP) Investors, L.P.
-------------===================================================================
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [   ]
                                                                     (b) [ X ]**

               **   The reporting  persons  making this filing hold an aggregate of 1,425,387 Shares, which is 13.7% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
-------------===================================================================
     3       SEC USE ONLY

-------------===================================================================
     4       SOURCE OF FUNDS*
             OO
-------------===================================================================
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) OR 2(e)
                                                                         [   ]
-------------===================================================================
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Cayman Islands
------------------------------------============================================
       NUMBER OF            7       SOLE VOTING POWER

        SHARES                      -0-
                         -----------============================================
     BENEFICIALLY           8       SHARED VOTING POWER

       OWNED BY                     42,651[See Preliminary Note]
                         -----------============================================
         EACH               9       SOLE DISPOSITIVE POWER

       REPORTING                    -0-
                         -----------============================================
      PERSON WITH           10      SHARED DISPOSITIVE POWER

                                    42,651[See Preliminary Note]
------------------------------------============================================
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             42,651[See Preliminary Note]
-------------===================================================================
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*
                                                                         [   ]

-------------===================================================================
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             0.5% [See Preliminary Note]
-------------===================================================================
     14      TYPE OF REPORTING PERSON*

             PN
-------------===================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 7 of 46 Pages

                                       13D
===================
CUSIP No. 365476100
===================

-------------===================================================================
     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             Farallon Capital Management, L.L.C.
-------------===================================================================
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [   ]
                                                                     (b) [ X ]**

               **   The reporting  persons  making this filing hold an aggregate of 1,425,387 Shares, which is 13.7% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
-------------===================================================================
     3       SEC USE ONLY

-------------===================================================================
     4       SOURCE OF FUNDS*
             OO
-------------===================================================================
     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                         [   ]
-------------===================================================================
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware
------------------------------------============================================
       NUMBER OF            7       SOLE VOTING POWER

        SHARES                      -0-
                         -----------============================================
     BENEFICIALLY           8       SHARED VOTING POWER

       OWNED BY                     369,639[See Preliminary Note]
                         -----------============================================
         EACH               9       SOLE DISPOSITIVE POWER

       REPORTING                    -0-
                         -----------============================================
      PERSON WITH           10      SHARED DISPOSITIVE POWER

                                    369,639[See Preliminary Note]
------------------------------------============================================
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             369,639[See Preliminary Note]
-------------===================================================================
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*
                                                                         [   ]
-------------===================================================================
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             3.9% [See Preliminary Note]
-------------===================================================================
     14      TYPE OF REPORTING PERSON*

             IA, OO
-------------===================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 8 of 46 Pages

                                       13D
===================
CUSIP No. 365476100
===================

-------------===================================================================
     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             Farallon Partners, L.L.C.
-------------===================================================================
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [   ]
                                                                     (b) [ X ]**

               **   The reporting  persons  making this filing hold an aggregate of 1,425,387 Shares, which is 13.7% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
-------------===================================================================
     3       SEC USE ONLY

-------------===================================================================
     4       SOURCE OF FUNDS*
             OO
-------------===================================================================
     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                         [   ]
-------------===================================================================
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware
------------------------------------============================================
       NUMBER OF            7       SOLE VOTING POWER

        SHARES                      -0-
                         -----------============================================
     BENEFICIALLY           8       SHARED VOTING POWER

       OWNED BY                     1,055,748 [See Preliminary Note]
                         -----------============================================
         EACH               9       SOLE DISPOSITIVE POWER

       REPORTING                    -0-
                         -----------============================================
      PERSON WITH           10      SHARED DISPOSITIVE POWER

                                    1,055,748 [See Preliminary Note]
------------------------------------============================================
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,055,748 [See Preliminary Note]
-------------===================================================================
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*
                                                                         [   ]
-------------===================================================================
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             10.5% [See Preliminary Note]
-------------===================================================================
     14      TYPE OF REPORTING PERSON*

             OO
-------------===================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 9 of 46 Pages

                                       13D
===================
CUSIP No. 365476100
===================

-------------===================================================================
     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             Enrique H. Boilini
-------------===================================================================
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [   ]
                                                                     (b) [ X ]**

               **   The reporting  persons  making this filing hold an aggregate of 1,425,387 Shares, which is 13.7% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
-------------===================================================================
     3       SEC USE ONLY

-------------===================================================================
     4       SOURCE OF FUNDS*
             OO
-------------===================================================================
     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                         [   ]
-------------===================================================================
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             United States
------------------------------------============================================
       NUMBER OF            7       SOLE VOTING POWER

        SHARES                      -0-
                         -----------============================================
     BENEFICIALLY           8       SHARED VOTING POWER

       OWNED BY                     1,425,387 [See Preliminary Note]
                         -----------============================================
         EACH               9       SOLE DISPOSITIVE POWER

       REPORTING                    -0-
                         -----------============================================
      PERSON WITH           10      SHARED DISPOSITIVE POWER

                                    1,425,387 [See Preliminary Note]
------------------------------------============================================
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,425,387 [See Preliminary Note]
-------------===================================================================
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*
                                                                         [   ]
-------------===================================================================
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             13.7% [See Preliminary Note]
-------------===================================================================
     14      TYPE OF REPORTING PERSON*
             IN
-------------===================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 10 of 46 Pages

                                       13D
===================
CUSIP No. 365476100
===================

-------------===================================================================
     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             David I. Cohen
-------------===================================================================
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [   ]
                                                                     (b) [ X ]**

               **   The reporting  persons  making this filing hold an aggregate of 1,425,387 Shares, which is 13.7% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
-------------===================================================================
     3       SEC USE ONLY

-------------===================================================================
     4       SOURCE OF FUNDS*
             OO
-------------===================================================================
     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                         [   ]
-------------===================================================================
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             United States
------------------------------------============================================
       NUMBER OF            7       SOLE VOTING POWER

        SHARES                      -0-
                         -----------============================================
     BENEFICIALLY           8       SHARED VOTING POWER

       OWNED BY                     1,425,387 [See Preliminary Note]
                         -----------============================================
         EACH               9       SOLE DISPOSITIVE POWER

       REPORTING                    -0-
                         -----------============================================
      PERSON WITH           10      SHARED DISPOSITIVE POWER

                                    1,425,387 [See Preliminary Note]
------------------------------------============================================
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,425,387 [See Preliminary Note]
-------------===================================================================
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*
                                                                         [   ]
-------------===================================================================
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             13.7% [See Preliminary Note]
-------------===================================================================
     14      TYPE OF REPORTING PERSON*
             IN
-------------===================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 11 of 46 Pages

                                       13D
===================
CUSIP No. 365476100
===================

-------------===================================================================
     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             Joseph F. Downes
-------------===================================================================
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [   ]
                                                                     (b) [ X ]**

               **   The reporting  persons  making this filing hold an aggregate of 1,425,387 Shares, which is 13.7% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
-------------===================================================================
     3       SEC USE ONLY

-------------===================================================================
     4       SOURCE OF FUNDS*
             OO
-------------===================================================================
     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                         [   ]
-------------===================================================================
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             United States
------------------------------------============================================
       NUMBER OF            7       SOLE VOTING POWER

        SHARES                      -0-
                         -----------============================================
     BENEFICIALLY           8       SHARED VOTING POWER

       OWNED BY                     1,425,387 [See Preliminary Note]
                         -----------============================================
         EACH               9       SOLE DISPOSITIVE POWER

       REPORTING                    -0-
                         -----------============================================
      PERSON WITH           10      SHARED DISPOSITIVE POWER

                                    1,425,387 [See Preliminary Note]
------------------------------------============================================
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,425,387 [See Preliminary Note]
-------------===================================================================
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*
                                                                         [   ]
-------------===================================================================
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             13.7% [See Preliminary Note]
-------------===================================================================
     14      TYPE OF REPORTING PERSON*
             IN
-------------===================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 12 of 46 Pages

                                       13D
===================
CUSIP No. 365476100
===================

-------------===================================================================
     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             William F. Duhamel
-------------===================================================================
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [   ]
                                                                     (b) [ X ]**

               **   The reporting  persons  making this filing hold an aggregate of 1,425,387 Shares, which is 13.7% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
-------------===================================================================
     3       SEC USE ONLY

-------------===================================================================
     4       SOURCE OF FUNDS*
             OO
-------------===================================================================
     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                         [   ]
-------------===================================================================
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             United States
------------------------------------============================================
       NUMBER OF            7       SOLE VOTING POWER

        SHARES                      -0-
                         -----------============================================
     BENEFICIALLY           8       SHARED VOTING POWER

       OWNED BY                     1,425,387 [See Preliminary Note]
                         -----------============================================
         EACH               9       SOLE DISPOSITIVE POWER

       REPORTING                    -0-
                         -----------============================================
      PERSON WITH           10      SHARED DISPOSITIVE POWER

                                    1,425,387 [See Preliminary Note]
------------------------------------============================================
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,425,387 [See Preliminary Note]
-------------===================================================================
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*
                                                                         [   ]
-------------===================================================================
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             13.7% [See Preliminary Note]
-------------===================================================================
     14      TYPE OF REPORTING PERSON*
             IN
-------------===================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 13 of 46 Pages

                                       13D
===================
CUSIP No. 365476100
===================

-------------===================================================================
     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             Andrew B. Fremder
-------------===================================================================
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [   ]
                                                                     (b) [ X ]**

               **   The reporting  persons  making this filing hold an aggregate of 1,425,387 Shares, which is 13.7% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
-------------===================================================================
     3       SEC USE ONLY

-------------===================================================================
     4       SOURCE OF FUNDS*
             OO
-------------===================================================================
     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                         [   ]
-------------===================================================================
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             United States
------------------------------------============================================
       NUMBER OF            7       SOLE VOTING POWER

        SHARES                      -0-
                         -----------============================================
     BENEFICIALLY           8       SHARED VOTING POWER

       OWNED BY                     1,425,387 [See Preliminary Note]
                         -----------============================================
         EACH               9       SOLE DISPOSITIVE POWER

       REPORTING                    -0-
                         -----------============================================
      PERSON WITH           10      SHARED DISPOSITIVE POWER

                                    1,425,387 [See Preliminary Note]
------------------------------------============================================
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,425,387 [See Preliminary Note]
-------------===================================================================
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*
                                                                         [   ]
-------------===================================================================
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             13.7% [See Preliminary Note]
-------------===================================================================
     14      TYPE OF REPORTING PERSON*
             IN
-------------===================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 14 of 46 Pages

                                       13D
===================
CUSIP No. 365476100
===================

-------------===================================================================
     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             Richard B. Fried
-------------===================================================================
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [   ]
                                                                     (b) [ X ]**

               **   The reporting  persons  making this filing hold an aggregate of 1,425,387 Shares, which is 13.7% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
-------------===================================================================
     3       SEC USE ONLY

-------------===================================================================
     4       SOURCE OF FUNDS*
             OO
-------------===================================================================
     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                         [   ]
-------------===================================================================
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             United States
------------------------------------============================================
       NUMBER OF            7       SOLE VOTING POWER

        SHARES                      -0-
                         -----------============================================
     BENEFICIALLY           8       SHARED VOTING POWER

       OWNED BY                     1,425,387 [See Preliminary Note]
                         -----------============================================
         EACH               9       SOLE DISPOSITIVE POWER

       REPORTING                    -0-
                         -----------============================================
      PERSON WITH           10      SHARED DISPOSITIVE POWER

                                    1,425,387 [See Preliminary Note]
------------------------------------============================================
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,425,387 [See Preliminary Note]
-------------===================================================================
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*
                                                                         [   ]
-------------===================================================================
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             13.7% [See Preliminary Note]
-------------===================================================================
     14      TYPE OF REPORTING PERSON*
             IN
-------------===================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 15 of 46 Pages

                                       13D
===================
CUSIP No. 365476100
===================

-------------===================================================================
     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             Monica R. Landry
-------------===================================================================
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [   ]
                                                                     (b) [ X ]**

               **   The reporting  persons  making this filing hold an aggregate of 1,425,387 Shares, which is 13.7% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
-------------===================================================================
     3       SEC USE ONLY

-------------===================================================================
     4       SOURCE OF FUNDS*
             OO
-------------===================================================================
     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                         [   ]
-------------===================================================================
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             United States
------------------------------------============================================
       NUMBER OF            7       SOLE VOTING POWER

        SHARES                      -0-
                         -----------============================================
     BENEFICIALLY           8       SHARED VOTING POWER

       OWNED BY                     1,425,387 [See Preliminary Note]
                         -----------============================================
         EACH               9       SOLE DISPOSITIVE POWER

       REPORTING                    -0-
                         -----------============================================
      PERSON WITH           10      SHARED DISPOSITIVE POWER

                                    1,425,387 [See Preliminary Note]
------------------------------------============================================
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,425,387 [See Preliminary Note]
-------------===================================================================
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*
                                                                         [   ]
-------------===================================================================
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             13.7% [See Preliminary Note]
-------------===================================================================
     14      TYPE OF REPORTING PERSON*
             IN
-------------===================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 16 of 46 Pages

                                       13D
===================
CUSIP No. 365476100
===================

-------------===================================================================
     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             William F. Mellin
-------------===================================================================
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [   ]
                                                                     (b) [ X ]**

               **   The reporting  persons  making this filing hold an aggregate of 1,425,387 Shares, which is 13.7% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
-------------===================================================================
     3       SEC USE ONLY

-------------===================================================================
     4       SOURCE OF FUNDS*
             OO
-------------===================================================================
     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                         [   ]
-------------===================================================================
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             United States
------------------------------------============================================
       NUMBER OF            7       SOLE VOTING POWER

        SHARES                      -0-
                         -----------============================================
     BENEFICIALLY           8       SHARED VOTING POWER

       OWNED BY                     1,425,387 [See Preliminary Note]
                         -----------============================================
         EACH               9       SOLE DISPOSITIVE POWER

       REPORTING                    -0-
                         -----------============================================
      PERSON WITH           10      SHARED DISPOSITIVE POWER

                                    1,425,387 [See Preliminary Note]
------------------------------------============================================
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,425,387 [See Preliminary Note]
-------------===================================================================
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*
                                                                         [   ]
-------------===================================================================
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             13.7% [See Preliminary Note]
-------------===================================================================
     14      TYPE OF REPORTING PERSON*
             IN
-------------===================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 17 of 46 Pages

                                       13D
===================
CUSIP No. 365476100
===================

-------------===================================================================
     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             Stephen L. Millham
-------------===================================================================
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [   ]
                                                                     (b) [ X ]**

               **   The reporting  persons  making this filing hold an aggregate of 1,425,387 Shares, which is 13.7% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
-------------===================================================================
     3       SEC USE ONLY

-------------===================================================================
     4       SOURCE OF FUNDS*
             OO
-------------===================================================================
     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                         [   ]
-------------===================================================================
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             United States
------------------------------------============================================
       NUMBER OF            7       SOLE VOTING POWER

        SHARES                      -0-
                         -----------============================================
     BENEFICIALLY           8       SHARED VOTING POWER

       OWNED BY                     1,425,387 [See Preliminary Note]
                         -----------============================================
         EACH               9       SOLE DISPOSITIVE POWER

       REPORTING                    -0-
                         -----------============================================
      PERSON WITH           10      SHARED DISPOSITIVE POWER

                                    1,425,387 [See Preliminary Note]
------------------------------------============================================
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,425,387 [See Preliminary Note]
-------------===================================================================
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*
                                                                         [   ]
-------------===================================================================
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             13.7%  [See Preliminary Note]
-------------===================================================================
     14      TYPE OF REPORTING PERSON*
             IN
-------------===================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 18 of 46 Pages

                                       13D
===================
CUSIP No. 365476100
===================

-------------===================================================================
     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             Meridee A. Moore
-------------===================================================================
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [   ]
                                                                     (b) [ X ]**

               **   The reporting  persons  making this filing hold an aggregate of 1,425,387 Shares, which is 13.7% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
-------------===================================================================
     3       SEC USE ONLY

-------------===================================================================
     4       SOURCE OF FUNDS*
             OO
-------------===================================================================
     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                         [   ]
-------------===================================================================
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             United States
------------------------------------============================================
       NUMBER OF            7       SOLE VOTING POWER

        SHARES                      -0-
                         -----------============================================
     BENEFICIALLY           8       SHARED VOTING POWER

       OWNED BY                     1,425,387 [See Preliminary Note]
                         -----------============================================
         EACH               9       SOLE DISPOSITIVE POWER

       REPORTING                    -0-
                         -----------============================================
      PERSON WITH           10      SHARED DISPOSITIVE POWER

                                    1,425,387 [See Preliminary Note]
------------------------------------============================================
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,425,387 [See Preliminary Note]
-------------===================================================================
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*
                                                                         [   ]
-------------===================================================================
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             13.7% [See Preliminary Note]
-------------===================================================================
     14      TYPE OF REPORTING PERSON*
             IN
-------------===================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 19 of 46 Pages

                                       13D
===================
CUSIP No. 365476100
===================

-------------===================================================================
     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             Thomas F. Steyer
-------------===================================================================
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [   ]
                                                                     (b) [ X ]**

               **   The reporting  persons  making this filing hold an aggregate of 1,425,387 Shares, which is 13.7% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
-------------===================================================================
     3       SEC USE ONLY

-------------===================================================================
     4       SOURCE OF FUNDS*
             OO
-------------===================================================================
     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                         [   ]
-------------===================================================================
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             United States
------------------------------------============================================
       NUMBER OF            7       SOLE VOTING POWER

        SHARES                      -0-
                         -----------============================================
     BENEFICIALLY           8       SHARED VOTING POWER

       OWNED BY                     1,425,387 [See Preliminary Note]
                         -----------============================================
         EACH               9       SOLE DISPOSITIVE POWER

       REPORTING                    -0-
                         -----------============================================
      PERSON WITH           10      SHARED DISPOSITIVE POWER

                                    1,425,387 [See Preliminary Note]
------------------------------------============================================
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,425,387 [See Preliminary Note]
-------------===================================================================
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*
                                                                         [   ]
-------------===================================================================
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             13.7% [See Preliminary Note]
-------------===================================================================
     14      TYPE OF REPORTING PERSON*
             IN
-------------===================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 20 of 46 Pages

                                       13D
===================
CUSIP No. 365476100
===================

-------------===================================================================
     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             Mark C. Wehrly
-------------===================================================================
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [   ]
                                                                     (b) [ X ]**

               **   The reporting  persons  making this filing hold an aggregate of 1,425,387 Shares, which is 13.7% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
-------------===================================================================
     3       SEC USE ONLY

-------------===================================================================
     4       SOURCE OF FUNDS*
             OO
-------------===================================================================
     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                         [   ]
-------------===================================================================
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             United States
------------------------------------============================================
       NUMBER OF            7       SOLE VOTING POWER

        SHARES                      -0-
                         -----------============================================
     BENEFICIALLY           8       SHARED VOTING POWER

       OWNED BY                     1,425,387 [See Preliminary Note]
                         -----------============================================
         EACH               9       SOLE DISPOSITIVE POWER

       REPORTING                    -0-
                         -----------============================================
      PERSON WITH           10      SHARED DISPOSITIVE POWER

                                    1,425,387 [See Preliminary Note]
------------------------------------============================================
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,425,387 [See Preliminary Note]
-------------===================================================================
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*
                                                                         [   ]
-------------===================================================================
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             13.7% [See Preliminary Note]
-------------===================================================================
     14      TYPE OF REPORTING PERSON*
             IN
-------------===================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 21 of 46 Pages

     This Amendment No. 2 to Schedule 13D amends the Schedule 13D initially filed on April 23, 1999 (collectively, with all amendments thereto, the "Schedule 13D").

     Preliminary Note: The Reporting Persons are filing this Schedule 13D with respect to the common stock, no par value (the "Common Stock"), of Gardenburger, Inc. (the "Company"). As reported in the prior Schedule 13D, the Reporting Persons are not currently the record holder of any Common Stock, other than 3,700 shares of Common Stock held in aggregate by Farallon Capital Institutional Partners, L.P. and Farallon Capital Institutional Partners II, L.P. (collectively, the "3,700 Shares"). The Reporting Persons previously owned certain shares of Series A Convertible Preferred Stock, no par value, of the Company (the "Series A Preferred Shares") and Series B Convertible Preferred Stock, no par value, of the Company (the "Series B Preferred Shares," and together with the Series A Preferred Shares, the "Old Preferred Shares") through which they were deemed to own the Common Stock reported in the prior Schedule 13D because the Old Preferred Shares were immediately convertible into Common Stock.

     On January 10, 2002, the Partnerships, the Managed Accounts and certain other investors (collectively, the "Holders") and the Company entered into a Preferred Stock Exchange Agreement (the "Exchange Agreement") pursuant to which the Holders agreed to exchange (a) their shares of Series A Preferred Shares and Series B Preferred Shares for (b) newly-issued shares of Series C Convertible Preferred Stock, no par value of the Company (the "Series C Preferred Shares") and newly-issued shares of Series D Convertible Preferred Stock, no par value, of the Company (the "Series D Preferred Shares", and together with the Series C Preferred, the "New Preferred Shares") as well as warrants (the "Warrants") to purchase an aggregate of 557,981 shares of Common Stock, in each case subject to the terms and conditions contained in the Exchange Agreement, as described in
Item 4 below.


                               Page 22 of 46 Pages

     For information concerning the Exchange Agreement and other related documents, see the disclosure contained in Items 4 and 6 below.

Item 2.  Identity And Background
------   -----------------------

     Item 2 of the Schedule 13D is amended and restated in its entirety as follows:

     (a) This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the "Reporting Persons."

     The Partnerships
     ----------------

          (i) Farallon Capital Partners, L.P., a California limited partnership ("FCP"), with respect to the Common Stock beneficially owned by it (through direct ownership of the New Preferred Shares and Warrants);

          (ii) Farallon Capital Institutional Partners, L.P., a California limited partnership ("FCIP"), with respect to the Common Stock beneficially owned by it (through direct ownership of the New Preferred Shares and the Warrants and with respect to the 2,800 shares of Common Stock which FCIP owns directly);

          (iii)Farallon Capital Institutional Partners II, L.P., a California limited partnership ("FCIP II"), with respect to the Common Stock beneficially owned by it (through direct ownership of the New Preferred Shares and the Warrants and with respect to the 900 shares of Common Stock which FCIP II owns directly);

          (iv) Farallon Capital Institutional Partners III, L.P., a Delaware limited partnership ("FCIP III"), with respect to the Common Stock beneficially owned by it (through direct ownership of the New Preferred Shares and the Warrants);

          (v) Tinicum Partners, L.P., a New York limited partnership ("Tinicum"), with respect to the Common Stock beneficially owned by it (through direct ownership of the New Preferred Shares and the Warrants); and

          (vi) Farallon Capital (CP) Investors, L.P., a Cayman Islands limited partnership ("FCCP") with respect to the Common Stock beneficially owned by it (through direct ownership of the New Preferred Shares and the Warrants).


                               Page 23 of 46 Pages

     FCP, FCIP, FCIP II, FCIP III, Tinicum and FCCP are together referred to herein as the "Partnerships."

     The Management Company
     ----------------------

          (vii)Farallon Capital Management, L.L.C., a Delaware limited liability company (the "Management Company"), with respect to the Common Stock beneficially owned by certain accounts managed by the Management Company (the "Managed Accounts") (through direct ownership of the New Preferred Shares and the Warrants).

     The General Partner Of The Partnerships
     ---------------------------------------

          (viii) Farallon Partners, L.L.C., a Delaware limited liability company which is the general partner of each of the Partnerships (the "General Partner"), with respect to the Common Stock beneficially owned by each of the Partnerships (through direct ownership of the New Preferred Shares and the Warrants, and the 3,700 Shares owned directly by FCIP and FCIP II).

     The Managing Members Of The General Partner And The Management Company
     ----------------------------------------------------------------------

          (ix) The following twelve persons who are managing members of both the General Partner and the Management Company, with respect to the Common Stock beneficially owned by the Partnerships and the Managed Accounts (through direct ownership of the New Preferred Shares and the Warrants, and the 3,700 Shares owned directly by FCIP and FCIP II): Enrique H. Boilini ("Boilini"), David I. Cohen ("Cohen"), Joseph F. Downes ("Downes"), William F. Duhamel ("Duhamel"), Andrew B. Fremder ("Fremder"), Richard B. Fried ("Fried"), Monica R. Landry ("Landry"), William F. Mellin ("Mellin"), Stephen L. Millham ("Millham"), Meridee A. Moore ("Moore"), Thomas F. Steyer ("Steyer") and Mark C. Wehrly ("Wehrly").


     Boilini, Cohen, Downes, Duhamel, Fremder, Fried, Landry, Mellin, Millham, Moore, Steyer and Wehrly are together referred to herein as the "Individual Reporting Persons."

     (b) The address of the principal business and principal office of (i) FCCP is c/o W.S. Walker & Company, P.O. Box 265 GT, Walker House, Grand Cayman, Cayman Islands and c/o Farallon Partners, L.L.C., One Maritime Plaza, Suite 1325, San Francisco, California 94111, (ii) the


                               Page 24 of 46 Pages
other Partnerships, the General Partner and the Management Company is One Maritime Plaza, Suite 1325, San Francisco, California 94111 and (iii) each of the Individual Reporting Persons is set forth in Annex 1 hereto.

     (c) The principal business of each of the Partnerships is that of a private investment fund engaging in the purchase and sale of investments for its own account. The principal business of the General Partner is to act as the general partner of the Partnerships. The principal business of the Management Company is that of a registered investment adviser. The principal business of each of the Individual Reporting Persons is set forth in Annex 1 hereto.

     (d) None of the Partnerships, the Management Company, the General Partner or any of the Individual Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Partnerships, the Management Company, the General Partner or any of the Individual Reporting Persons has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) The citizenship of each of the Partnerships, the General Partner and the Management Company is set forth above. Each of the Individual Reporting Persons is a United States citizen.

     The other information required by Item 2 relating to the identity and background of the Reporting Persons is set forth in Annex 1 hereto.

Item 3.  Source And Amount Of Funds And Other Consideration.
------   --------------------------------------------------

     Item 3 of the Schedule 13D is amended and supplemented by the following:


                               Page 25 of 46 Pages

     As reported in the Preliminary Note and in Items 4 and 6 below, the Reporting Persons received the Series C Preferred Shares, Series D Preferred Shares and the Warrants in exchange for the Series A Preferred Shares and the Series B Preferred Shares. No cash or other consideration was given by the Reporting Persons for the New Preferred Shares or the Warrants. For the net investment cost (including commissions) of the Old Preferred Shares, see Item 3 of the Schedule 13D filed by the Reporting Persons with respect to the Common Stock on or about April 23, 1999.

Item 4. Purpose Of The Transaction.
------  ---------------------------

         Item 4 of the Schedule 13D is amended and updated as follows:

     The purpose of the acquisition of the New Preferred Shares, the Warrants and the 3,700 Shares is for investment. The acquisitions were made in the ordinary course of business.

     On January 10, 2002, the Holders (the Partnerships, the Managed Accounts and certain other investors)(each term as defined in the Preliminary Note above) and the Company entered into the Exchange Agreement pursuant to which the Holders agreed to exchange (a) their shares of Series A Preferred Shares and Series B Preferred Shares for (b) newly-issued shares of Series C Preferred Shares and newly-issued shares of Series D Preferred Shares as well as Warrants to purchase an aggregate of 557,981 shares of Common Stock, in each case subject to the terms and conditions contained in the Exchange Agreement. A summary of certain terms of the Exchange Agreement and certain related documents follows. Such summary is qualified in its entirety by the text of such documents.

     Under the Exchange Agreement, subject to the terms and conditions stated therein:

     (a) the Farallon Holders (the Partnerships and the Managed Accounts)(each term as defined in the Preliminary Note above) agreed to exchange (i) an aggregate of 850,000 Series A Preferred Shares and 150,000 Series B Preferred Shares for (ii) 170,000 Series C Preferred Shares, 30,000


                               Page 26 of 46 Pages
shares of Series D Preferred Shares and Warrants to purchase an aggregate of 171,687 shares of Common Stock at an exercise price of $0.28 per share of Common Stock; and

     (b) the other Holders agreed to exchange (i) an aggregate of 1,912,500 Series A Preferred Shares and 337,500 Series B Preferred Shares for (ii) 382,500 Series C Preferred Shares, 67,500 Series D Preferred Shares and Warrants to purchase an aggregate of 286,294 shares of Common Stock at an exercise price of $0.28 per share of Common Stock.

     The exchange of the Old Preferred Shares for the New Preferred Shares and the Warrants was consummated on January 10, 2002. For the text of the Exchange Agreement and the Warrants, see Exhibits 10.7 and 10.5, respectively, of the Form 8-K filed by the Company on or about January 17, 2002 and incorporated herein by reference.

     Pursuant to the Determination of Terms of the Series C Preferred (the "Series C Determination of Terms"), so long as at least 281,775 Series C
Preferred Shares remain outstanding, the holders of the Series C Preferred Shares are entitled to elect two directors to serve on the Company's Board of Directors (the "Series C Directors"). In addition, the holders of the Series C Preferred Shares and the holders of the Series D Preferred Shares are entitled to vote as a single voting group, together with the holders of the Common Stock, to elect all other members of the Company's Board of Directors. For such voting purposes, each of the Series C Preferred Shares and the Series D Preferred Shares are entitled to vote as if converted into five shares of Common Stock, subject to certain adjustments set forth in the Series C Determination of Terms and the Determination of Terms of the Series D Preferred (the "Series D Determination of Terms"), as applicable. The New Preferred Shares, subject to certain limitations, also have the right to approve certain significant corporate transactions (including certain share issuances).


                               Page 27 of 46 Pages

     Each Series C Preferred Share is convertible into five shares of Common Stock at any time by the holder, subject to certain adjustments set forth in the Series C Determination of Terms. Each Series D Preferred Share is convertible into 13.3333 shares of Common Stock at any time by the holder, subject to certain adjustments set forth in the Series D Determination of Terms.

     On or after March 31, 2006, the Company may elect to redeem the Series C Preferred Shares and/or the Series D Preferred Shares and, on or after such date, the holders of a majority of each of the Series C Preferred Shares and the Series D Preferred Shares may require the Company to redeem their shares, subject in each case to the terms and conditions set forth in the Series C Determination of Terms and the Series D Determination of Terms. The Old Preferred Shares were redeemable on or after December 31, 2004.

     The New Preferred Shares are also entitled to certain dividend rights and liquidation preferences as set forth in the Series C Determination of Terms and the Series D Determination of Terms.

     For the full terms and conditions of (a) the Series C Preferred Shares, see the Series C Determination of Terms and (b) the Series D Preferred Shares, see the Series D Determination of Terms, both filed as Exhibit 3.1 (Articles of Amendment) of the Form 8-K filed by the Company on or about January 17, 2002, which exhibit is incorporated herein by reference

     Pursuant to the Exchange Agreement, the Company and the Holders entered into a Registration Rights Agreement (the "Registration Rights Agreement"), dated as of January 10, 2002, which provides the Holders certain registration rights with respect to the shares of Common Stock which may be issued to the Holders upon the conversion of the New Preferred Shares or the exercise of the Warrants. For a copy of the Registration Rights Agreement, see Exhibit 10.8 of the Form


                               Page 28 of 46 Pages

8-K filed by the Company on or about January 17, 2002, which exhibit is incorporated herein by reference.

     In connection with the original acquisition of the Old Preferred Shares, the Holders and the Company entered into an Investor Rights Agreement, pursuant to which the Company made certain agreements with respect to the filing of a registration statement with respect to the shares of Common Stock issuable to the Holders, the holding of board meetings, indemnification and payment of expenses of certain directors and certain reporting requirements. For a complete description of the Investor Rights Agreement, see the Schedule 13D filed by the Reporting Persons on April 23, 1999.

     In addition, the Reporting Persons have requested the Company to amend the terms of the Amended and Restated Rights Agreement between Gardenburger, Inc. and First Chicago Trust Company of New York as Rights Agent dated as of July 15, 1999 (i) to exempt from triggering the "poison pill" provisions of the Rights Agreement any acquisition or conversion by any Holder of the New Preferred Shares and/or Warrants which would cause such Holder to be the beneficial holder of more than 15% of the Common Stock and (ii) to extend to the New Preferred
Shares the same rights and benefits (determined on an as-converted basis) provided under the Rights Agreement to holders of the Common Stock. This is the same treatment that was afforded to the Old Preferred Shares under the Amended and Restated Rights Agreement. For the text of such Amended and Restated Rights Agreement, see Exhibit 4.3 to the Registration Statement on Form S-8 filed by the Company on December 13, 1999 .

     By letter dated January 8, 2002, Jason Fish, a former managing member of the General Partner and the Management Company and a current member of the Management Company, resigned as a member of the Company's Board of Directors.


                               Page 29 of 46 Pages

     Although no Reporting Person has any specific plan or proposal to acquire or dispose of any Common Stock, New Preferred Shares and/or Warrants, consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Common Stock, New Preferred Shares and/or Warrants or dispose of any or all of its Common Stock, New Preferred Shares and/or Warrants or convert any or all of its New Preferred Shares and/or Warrants into Common Stock depending upon an ongoing evaluation of the investment in the Common Stock, New Preferred Shares and/or Warrants, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Person and/or other investment considerations. No Reporting Person has made a determination regarding a maximum or minimum number of Common Stock, New Preferred Shares and/or Warrants which it may hold at any point in time.

     The Reporting Persons may engage in communications with one or more shareholders of the Company, one or more officers of the Company, and/or one or more members of the board of directors of the Company regarding the Company, including but not limited to its operations.

     Except to the extent any of the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.  Interest In Securities Of The Issuer.
------   ------------------------------------

     Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

     (a) The Partnerships
         ----------------

          (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for each Partnership is incorporated herein by reference for each such Partnership. The percentage amount set forth in Row 13 of each such cover page was based upon a Common Stock outstanding figure determined by increasing (i) the


                               Page 30 of 46 Pages

               9,002,101 shares of Common Stock outstanding as of December 5, 2001 as reported by the Company in its Annual Report on Form 10-K for the fiscal year ended September 30, 2001 filed with the SEC on December 10, 2001 by (ii) the shares of Common Stock of which each Partnership is the deemed beneficial owner through its ownership of New Preferred Shares and Warrants. The number of shares of Common Stock which each Partnership beneficially owns through its ownership of New Preferred Shares and Warrants is listed below as follows:


               Entity                     Number of Common Shares
               ------                       Entity is Deemed to
                                             Beneficially Own2
                                             ----------------
               FCP                                398,072
               FCIP                               426,506
               FCIP II                             71,084
               FCIP III                            85,301
               Tinicum                             28,434
               FCCP                                42,651


          (c) There have been no purchases or sales of the Common Stock in the past 60 days. There have been no other transactions in any securities of the Company in the past 60 days other than the exchange of the Old Preferred Shares for the New Preferred Shares and the Warrants. Information concerning this exchange is set forth on Schedules A-F hereto and is incorporated herein by reference. The exchange was made as part of a privately-negotiated transaction. See Item 4 and Item 6 for a description of such transaction.

          (d) The General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds of the sale of the Common Stock, New Preferred Shares and/or Warrants. The Individual Reporting Persons are managing members of the General Partner.

          (e)  Not applicable.

     (b) The Management Company
         ----------------------

--------
     2 As noted elsewhere in the Schedule 13D, FCIP and FCIP II, respectively, also own 2,800 and 900 shares of Common Stock directly.


                               Page 31 of 46 Pages

          (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for the Management Company is incorporated herein by reference. The percentage amount set forth in Row 13 of the cover page hereto for the Management Company was based upon a Common Stock outstanding figure determined by increasing (i) the 9,002,101 shares of Common Stock outstanding as of December 5, 2001 as reported by the Company in its Annual Report on Form 10-K for the fiscal year ended September 30, 2001 filed with the SEC on December 10, 2001 by (ii) the 369,639 shares of Common Stock of which the Managed Accounts are the deemed beneficial owner through their ownership of New Preferred Shares and Warrants.

          (c) There have been no purchases or sales of the Common Stock in the past 60 days. There have been no other transactions in any securities of the Company in the past 60 days other than the exchange of the Old Preferred Shares for the New Preferred Shares and the Warrants. Information concerning this exchange is set forth on Schedule G hereto and is incorporated herein by reference. The exchange was made as part of a privately-negotiated transaction. See Item 4 and Item 6 for a description of such transaction.

          (d) The Management Company, as an investment adviser, has the power to direct the disposition of the proceeds of the sale of the Common Stock, New Preferred Shares and/or Warrants beneficially owned by the Managed Accounts. The Individual Reporting Persons are managing members of the Management Company.

          (e)  Not applicable.

     (c) The General Partner
         -------------------

          (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for the General Partner is incorporated herein by reference. The percentage amount set forth in Row 13 for the cover page hereto for the General Partner is based upon a Common Stock outstanding figure determined by increasing (i) the 9,002,101 shares of Common Stock outstanding as of December 5, 2001 as reported by the Company in its Annual Report on Form 10-K for the fiscal year ended September 30, 2001 filed with the SEC on December 10, 2001 by (ii) the 1,052,048 shares of Common Stock of which the Reporting Persons are the deemed beneficial owner through the Partnerships' ownership of New Preferred Shares and Warrants.

          (c)  None.

          (d) The General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds of the sale of the Common Stock, New Preferred Shares and/or Warrants. The Individual Reporting Persons are managing members of the General Partner.


                               Page 32 of 46 Pages

          (e)  Not applicable.

     (d) The Individual Reporting Persons
         --------------------------------

          (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for each Individual Reporting Person is incorporated herein by reference for each such Individual Reporting Person. The percentage amount set forth in Row 13 for the cover pages hereto for each of the Individual Reporting Persons is based upon a Common Stock outstanding figure determined by increasing (i) the 9,002,101 shares of Common Stock outstanding as of December 5, 2001 as reported by the Company in its Annual Report on Form 10-K for the fiscal year ended September 30, 2001 filed with the SEC on December 10, 2001 by (ii) the 1,421,687 shares of Common Stock of which the Individual Reporting Persons are the deemed beneficial owner through the Partnerships' and Managed Accounts' ownership of New Preferred Shares and Warrants.

          (c)  None.

          (d) The General Partner has the power to direct the affairs of the Partnerships, in cluding the disposition of the proceeds of the sale of the Common Stock, New Preferred Shares and/or the Warrants. The Management Company, as an investment adviser, has the power to direct the disposition of the proceeds of the sale of the Common Stock, New Preferred Shares and/or the Warrants beneficially owned by the Managed Accounts. The Individual Reporting Persons are managing members of the General Partner and of the Management Company.

          (e)  Not applicable.


     The 3,700 Shares are held directly by FCIP (2,800 Shares) and FCIP II (900 Shares). The New Preferred Shares and Warrants in respect of which each Partnership is deemed to beneficially own Common Stock are owned directly by each such Partnership.. The General Partner, as general partner to the Partnerships, may be deemed the beneficial owner of the Common Stock beneficially owned by the Partnerships. The New Preferred Shares and Warrants in respect of which the Management Company is deemed to beneficially own Common Stock are owned directly by the Managed Accounts. The Management Company, as investment adviser to the Managed Accounts, may be deemed the beneficial owner of the Common Stock beneficially owned by the Managed Ac counts. The Individual Reporting Persons, as managing members of both the General Partner and the Management Company, may each be deemed to be the beneficial owner of all such shares of Common Stock beneficially owned by the Partnerships and the Managed Accounts. Each of the Management Company, the General Partner and the Individual Reporting Persons hereby disclaims any beneficial ownership of any such shares of Common Stock.

Item 6.  Contracts, Arrangements, Understandings Or
------     Relationships With Respect To Securities Of The Issuer.
           ------------------------------------------------------

                               Page 33 of 46 Pages

     Prior to April 23,  1999 (the date of the filing of the  original  Schedule
13D), FCIP and FCIP II entered into certain short sale arrangements pursuant to which they borrowed, in aggregate, 10,600 shares of Common Stock which they sold short. Pursuant to this arrangement, such Partnerships are obligated to deliver shares of Common Stock if demand for such shares is made.

     Except for the Registration Rights Agreement and the Investor Rights Agreement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.  Materials To Be Filed As Exhibits.
------   ---------------------------------

     There is filed herewith as Exhibit 3 a written agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended. The Investor Rights Agreement, as discussed in Item 4 above, was filed as Exhibit 3 to the Schedule13D filed by the Reporting Persons on April 23, 1999 and is incorporated herein by reference. The Exchange Agreement, the Warrant, the Series C Determination of Terms and the Series D Determination of Terms, and the Registration Rights Agreement, filed as Exhibits 10.7, 10.5, 3.1 and 10.8, respectively, to the Form 8-K filed by the Company on or about January 17, 2002 are hereby incorporated by reference.



                               Page 34 of 46 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  January 17, 2002

                     /s/  Joseph F. Downes
                     ----------------------------------------
                     FARALLON PARTNERS, L.L.C.,
                     on its own behalf and as General Partner of
                     FARALLON CAPITAL PARTNERS, L.P.,
                     FARALLON CAPITAL INSTITUTIONAL PARTNERS, L.P., FARALLON CAPITAL INSTITUTIONAL PARTNERS II, L.P., FARALLON CAPITAL INSTITUTIONAL PARTNERS III, L.P., TINICUM PARTNERS, L.P.,
                     And FARALLON CAPITAL (CP) INVESTORS, L.P.
                     By Joseph F. Downes,
                     Managing Member

                     /s/  Joseph F. Downes
                     ----------------------------------------
                     FARALLON CAPITAL MANAGEMENT, L.L.C.,
                     By Joseph F. Downes,
                     Managing Member

                     /s/  Joseph F. Downes
                     ----------------------------------------
                     Joseph F. Downes, individually and as attorney-in-fact for each of Enrique H. Boilini, David I. Cohen, William F. Duhamel, Andrew B. Fremder,
                     Richard B. Fried, Monica R. Landry, William F. Mellin, Stephen L. Millham, Meridee A. Moore,
                     Thomas F. Steyer and Mark C. Wehrly.

     The Powers of Attorney, each executed by Boilini, Cohen, Fremder, Mellin, Millham, Moore and Steyer authorizing Downes to sign and file this Schedule 13D on each person's behalf, which were filed with Amendment No. 1 to the Schedule 13D filed with the Securities and Exchange Commission on January 20, 1998, by such Reporting Persons with respect to the Units of Spiros Development Corporation II, Inc., are hereby incorporated by reference. The Powers of Attorney, each executed by Duhamel and Fried authorizing Downes to sign and file this Schedule 13D on each person's behalf, which were filed with Amendment No. 7 to the Schedule 13D filed with the Securities and Exchange Commission on February 9, 1999 by such Reporting Persons with respect to the Callable Class A Common Stock of Crescendo Pharmaceuticals Corporation, are hereby incorporated by reference. The Power of Attorney executed by Mark C. Wehrly authorizing Downes to sign and file this Schedule 13D on his behalf, which was filed with Amendment No. 4 to the Schedule 13D filed with the Securities and Exchange Commission on January 18, 2000, by such Reporting Person with respect to the Class A Common Stock of Momentum Business Applications, Inc., is hereby incorporated by reference. The Power of Attorney executed by Monica R. Landry authorizing Downes to sign and file this Schedule 13D on her behalf, which was filed with the


                               Page 35 of 46 Pages

Schedule 13G filed with the Securities and Exchange Commission on January 22, 2001, by such Reporting Person with respect to the Common Stock of Korn/Ferry International, is hereby incorporated by reference.



                               Page 36 of 46 Pages

                                                                         ANNEX 1

     Set forth below with respect to the Management Company and the General Partner is the following information: (a) name; (b) address; (c) principal business; (d) state of organization; and (e) controlling persons. Set forth below with respect to each managing member of the Management Company and the General Partner is the following: (a) name; (b) business address; (c) principal occupation; and (d) citizenship.

1.       The Management Company
         ----------------------

          (a)  Farallon Capital Management, L.L.C.
          (b)  One Maritime Plaza, Suite 1325
               San Francisco, California  94111
          (c)  Serves as investment adviser to various managed accounts
          (d)  Delaware limited liability company
          (e) Managing Members: Thomas F. Steyer, Senior Managing Member; Enrique H. Boilini, David I. Cohen, Joseph F. Downes, William F. Duhamel, Andrew B. Fremder, Richard B. Fried, Monica R. Landry, William F. Mellin, Stephen L. Millham, Meridee A. Moore and Mark
               C. Wehrly, Managing Members.

2.       The General Partner
         -------------------

          (a)  Farallon Partners, L.L.C.
          (b)  c/o Farallon Capital Management, L.L.C.
               One Maritime Plaza, Suite 1325
               San Francisco, California  94111
          (c)  Serves as general partner to investment partnerships
          (d)  Delaware limited liability company
          (e) Managing Members: Thomas F. Steyer, Senior Managing Member; Enrique H. Boilini, David I. Cohen, Joseph F. Downes, William F. Duhamel, Andrew B. Fremder, Richard B. Fried, Monica R. Landry, William F. Mellin, Stephen L. Millham, Meridee A. Moore and Mark
               C. Wehrly, Managing Members.

3.       The Individual Reporting Persons/The Managing Members
         -----------------------------------------------------

               Except as stated below, each of the Managing Members (including the Individual Reporting Persons) is a United States citizen whose business address is c/o Farallon Capital Management, L.L.C., One Maritime Plaza, Suite 1325, San Francisco, California 94111. The business address of Enrique H. Boilini is c/o Farallon Capital Management, L.L.C., 75 Holly Hill Lane, Greenwich, Connecticut 06830. The principal occupation of Thomas F. Steyer is serving as senior managing member of the Management Company and the General Partner. The principal occupation of each other Managing Member is serving as a managing member of the Management Company and/or the General Partner. None of the Managing Members (including the Individual Reporting Persons) have any additional information to disclose with respect to Items 2-6 of the Schedule 13D that is not already disclosed in the Schedule 13D.


                               Page 37 of 46 Pages

                                   SCHEDULE A

                         FARALLON CAPITAL PARTNERS, L.P.


                                                     NO. OF NEW PREFERRED
                    NO. OF OLD PREFERRED              SHARES AND WARRANTS
 TRADE DATE           SHARES EXCHANGED*                    ACQUIRED*
------------          -----------------                    ---------


1-10-02               238,000(Series A)                   47,600 (Series C)
                       42,000(Series B)                    8,400 (Series D)
                                                          48,072 (Warrants)




* As described in Items 4 and 6 above, on January 10, 2002 the Company exchanged the (i) the Series A Preferred Shares and Series B Preferred Shares for (ii) certain Series C Preferred Shares, Series D Preferred Shares and Warrants. There was no cash or other consideration for this transaction. Each Series C Preferred Share is immediately convertible into 5 shares of Common Stock, each Series D Preferred Share is immediately convertible into 13.3333 shares of Common Stock and each Warrant represents the right to acquire 1 share of Common Stock at an exercise price of $0.28 per share of Common Stock.


                               Page 38 of 46 Pages

                                   SCHEDULE B

                  FARALLON CAPITAL INSTITUTIONAL PARTNERS, L.P.
                  ---------------------------------------------


                                                          NO. OF NEW PREFERRED
                             NO. OF OLD PREFERRED          SHARES AND WARRANTS
 TRADE DATE                    SHARES EXCHANGED*                ACQUIRED*
------------                   -----------------                ---------


1-10-02                      255,000(Series A)              51,000 (Series C)
                              45,000(Series B)               9,000 (Series D)
                                                            51,506 (Warrants)




* As described in Items 4 and 6 above, on January 10, 2002 the Company exchanged the (i) the Series A Preferred Shares and Series B Preferred Shares for (ii) certain Series C Preferred Shares, Series D Preferred Shares and Warrants. There was no cash or other consideration for this transaction. Each Series C Preferred Share is immediately convertible into 5 shares of Common Stock, each Series D Preferred Share is immediately convertible into 13.3333 shares of Common Stock and each Warrant represents the right to acquire 1 share of Common Stock at an exercise price of $0.28 per share of Common Stock.




                               Page 39 of 46 Pages

                                   SCHEDULE C

                FARALLON CAPITAL INSTITUTIONAL PARTNERS II, L.P.
                ------------------------------------------------


                                                      NO. OF NEW PREFERRED
                      NO. OF OLD PREFERRED             SHARES AND WARRANTS
 TRADE DATE             SHARES EXCHANGED*                   ACQUIRED*
------------            -----------------                   ---------


1-10-02                  42,500(Series A)                   8,500 (Series C)
                          7,500(Series B)                   1,500 (Series D)
                                                            8,584 (Warrants)





* As described in Items 4 and 6 above, on January 10, 2002 the Company exchanged the (i) the Series A Preferred Shares and Series B Preferred Shares for (ii) certain Series C Preferred Shares, Series D Preferred Shares and Warrants. There was no cash or other consideration for this transaction. Each Series C Preferred Share is immediately convertible into 5 shares of Common Stock, each Series D Preferred Share is immediately convertible into 13.3333 shares of Common Stock and each Warrant represents the right to acquire 1 share of Common Stock at an exercise price of $0.28 per share of Common Stock.




                               Page 40 of 46 Pages

                                   SCHEDULE D

                FARALLON CAPITAL INSTITUTIONAL PARTNERS III, L.P.
                -------------------------------------------------


                                                      NO. OF NEW PREFERRED
                        NO. OF OLD PREFERRED           SHARES AND WARRANTS
TRADE DATE                SHARES EXCHANGED*                 ACQUIRED*
-----------               -----------------                 ---------


1-10-02                   51,000(Series A)              10,200 (Series C)
                           9,000(Series B)               1,800 (Series D)
                                                        10,301 (Warrants)




* As described in Items 4 and 6 above, on January 10, 2002 the Company exchanged the (i) the Series A Preferred Shares and Series B Preferred Shares for (ii) certain Series C Preferred Shares, Series D Preferred Shares and Warrants. There was no cash or other consideration for this transaction. Each Series C Preferred Share is immediately convertible into 5 shares of Common Stock, each Series D Preferred Share is immediately convertible into 13.3333 shares of Common Stock and each Warrant represents the right to acquire 1 share of Common Stock at an exercise price of $0.28 per share of Common Stock.





                               Page 41 of 46 Pages

                                   SCHEDULE E

                             TINICUM PARTNERS, L.P.


                                                          NO. OF NEW PREFERRED
                 NO. OF OLD PREFERRED                      SHARES AND WARRANTS
 TRADE DATE        SHARES EXCHANGED*                            ACQUIRED*
------------       -----------------                            ---------


1-10-02          17,000(Series A)                            3,400 (Series C)
                  3,000(Series B)                              600 (Series D)
                                                             3,434 (Warrants)





* As described in Items 4 and 6 above, on January 10, 2002 the Company exchanged the (i) the Series A Preferred Shares and Series B Preferred Shares for (ii) certain Series C Preferred Shares, Series D Preferred Shares and Warrants. There was no cash or other consideration for this transaction. Each Series C Preferred Share is immediately convertible into 5 shares of Common Stock, each Series D Preferred Share is immediately convertible into 13.3333 shares of Common Stock and each Warrant represents the right to acquire 1 share of Common Stock at an exercise price of $0.28 per share of Common Stock.





                               Page 42 of 46 Pages

                                   SCHEDULE F

                      FARALLON CAPITAL (CP) INVESTORS, L.P.


                                                        NO. OF NEW PREFERRED
                    NO. OF OLD PREFERRED                SHARES AND WARRANTS
 TRADE DATE           SHARES EXCHANGED*                      ACQUIRED*
------------          -----------------                      ---------


1-10-02               25,500(Series A)                      5,100 (Series C)
                       4,500(Series B)                        900 (Series D)
                                                            5,151 (Warrants)





* As described in Items 4 and 6 above, on January 10, 2002 the Company exchanged the (i) the Series A Preferred Shares and Series B Preferred Shares for (ii) certain Series C Preferred Shares, Series D Preferred Shares and Warrants. There was no cash or other consideration for this transaction. Each Series C Preferred Share is immediately convertible into 5 shares of Common Stock, each Series D Preferred Share is immediately convertible into 13.3333 shares of Common Stock and each Warrant represents the right to acquire 1 share of Common Stock at an exercise price of $0.28 per share of Common Stock.












                               Page 43 of 46 Pages

                                   SCHEDULE G

                       FARALLON CAPITAL MANAGEMENT, L.L.C.


                                                            NO. OF NEW PREFERRED
                   NO. OF OLD PREFERRED                      SHARES AND WARRANTS
 TRADE DATE          SHARES EXCHANGED*                            ACQUIRED*
------------         -----------------                            ---------


1-10-02            221,000(Series A)                          44,200 (Series C)
                    39,000(Series B)                           7,800 (Series D)
                                                              44,639 (Warrants)



* As described in Items 4 and 6 above, on January 10, 2002 the Company exchanged the (i) the Series A Preferred Shares and Series B Preferred Shares for (ii) certain Series C Preferred Shares, Series D Preferred Shares and Warrants. There was no cash or other consideration for this transaction. Each Series C Preferred Share is immediately convertible into 5 shares of Common Stock, each Series D Preferred Share is immediately convertible into 13.3333 shares of Common Stock and each Warrant represents the right to acquire 1 share of Common Stock at an exercise price of $0.28 per share of Common Stock.






                               Page 44 of 46 Pages

                                  EXHIBIT INDEX

EXHIBIT 3                        Joint Acquisition Statement Pursuant to Section
                                 240.13D-(f)(1)




                               Page 45 of 46 Pages

                                                                       EXHIBIT 3
                                                                              to
                                                                    SCHEDULE 13D


                           JOINT ACQUISITION STATEMENT
                       PURSUANT TO SECTION 240.13D-(f)(1)

     The  undersigned  acknowledge  and agree that the  foregoing  statement  on
Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated:  January 17, 2002

                          /s/  Joseph F. Downes
                          ----------------------------------------
                          FARALLON PARTNERS, L.L.C.,
                          on its own behalf and as General Partner of
                          FARALLON CAPITAL PARTNERS, L.P.,
                          FARALLON CAPITAL INSTITUTIONAL PARTNERS, L.P., FARALLON CAPITAL INSTITUTIONAL PARTNERS II, L.P., FARALLON CAPITAL INSTITUTIONAL PARTNERS III, L.P.,
                           TINICUM PARTNERS, L.P.,
                          And FARALLON CAPITAL (CP) INVESTORS, L.P.,
                          By Joseph F. Downes,
                          Managing Member

                          /s/  Joseph F. Downes
                          ----------------------------------------
                          FARALLON CAPITAL MANAGEMENT, L.L.C.,
                          By Joseph F. Downes,
                          Managing Member

                          /s/  Joseph F. Downes
                          ----------------------------------------
                          Joseph F. Downes, individually and as attorney-in-fact for each of Enrique H. Boilini, David I. Cohen, William F. Duhamel, Andrew B. Fremder,
                          Richard B. Fried, Monica R. Landry, William F. Mellin, Stephen L. Millham, Meridee A. Moore,
                          Thomas F. Steyer and Mark C. Wehrly.



                                 Page 46 of 46 Pages